UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Clene Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

(CUSIP Number)

G8959N130
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8959N130	Page 2 of 5 pages

1	NAMES OF REPORTING PERSONS
Chidozie Ugwumba

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,518,908

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,518,908

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,518,908

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G8959N130	Page 3 of 5 pages

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of the common stock, $.0001 par value per share (the “Common Stock”), of Clene Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 6550 South Millrock Drive, Suite G50, Salt Lake City, Utah 84121. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.  Identity and Background.

a.	Name This statement is being filed by Chidozie Ugwumba (the “Reporting Person”).

b.	Residence or Business Address The Reporting Person’s principal business address is c/o SymBiosis Capital Management, LLC 609 SW 8th St., Suite 365, Bentonville, AR 72712.

c.	Occupation The Reporting Person is Managing Partner of SymBiosis Capital Management, LLC with a business address of 609 SW 8th St., Suite 365, Bentonville, AR 72712.

d.	Convictions During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
Civil Judgments

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	Citizenship United States.

Item 3.  Source or Amount of Funds or Other Consideration.

The shares are directly held by SymBiosis II, LLC.

Item 4.  Purpose of Transaction.
All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.
Chidozie Ugwumba, Managing Partner of Symbiosis Capital Management, LLC, serves on the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. G8959N130	Page 4 of 5 pages

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law.

Item 5.  Interest in Securities of the Issuer.
The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.
(a) and (b)
calculations of the percentages of the Common Stock beneficially owned are based on the Issuers most recently available filing with the Commission.
The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Chidozie Ugwumba beneficially owns 5,518,908 shares of Common Stock of the Issuer.

(c)    the Reporting Person has not effected any transaction in Common Stock of the Issuer in the past 60 days.
(d)    To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in the Items 3, 4, and 5 of this Schedule 13D is incorporated herein by reference.

Currently, Chidozie Ugwumba, Managing Partner of SymBiosis Capital Management, LLC serves on the board of directors of the Issuer. Mr. Ugwumba, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, in effect from time to time.

Item 7.  Material to Be Filed as Exhibits.

 None.

CUSIP No. G8959N130	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  02/10/2023

CHIDOZIE UGWUMBA

/s/ Chidozie Ugwumba
Chidozie Ugwumba